FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachments:

1.     News Release dated March 3, 2005 - Arranges Private Placement

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                                                       MISCELLANEOUS CORP.

                                                                                       (Registrant)

Date: February 3, 2004                                                  By: /s/ Seamus Young

                                                                                                      Name

                                                                                       Its: President/Director

                                                                                                     (Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: March 3, 2005

______________________________________________________________________________________

INTERNATIONAL KRL RESOURCES CORP. ARRANGES PRIVATE PLACEMENT

International KRL Resources Corp. (IRK) is pleased to announce that it has engaged Pacific International Securities Inc (the “Agent”) as lead agent for the best efforts private placement of up to 5,000,000 flow through units at a price of $0.20 per flow through unit (the “FT Units”), and up to 3,000,000 non-flow through units at a price of $0.15 per non-flow through unit (the “Common Share Units”), for total gross proceeds of up to $1,450,000.

Each FT Unit shall consist of: i) one flow-through common share; ii) one half of one non-flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for one year from Closing Date at a price of $0.40; and iii) one half of one non-flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for two years from Closing Date at a price of $0.80.

Each Common Share Unit shall consist of: i) one non flow-through common share; ii) one half of one non-flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for one year from Closing Date at a price of $0.35; and iii) one half of one non-flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for two years from Closing Date at a price of $0.75.

The share purchase warrants will be transferable. Flow-through funds raised through the issuance of the FT Units will be renounced for the 2005 taxation year.

The Company has agreed to grant the Agent an over allotment option to cover potential over subscription of the Brokered Offering up to 500,000 additional FT Units and up to 300,000 additional Common Share Units on the same terms.  As consideration for acting as Agent, the Company has agreed to pay a commission of 8 percent of the total proceeds raised in the Brokered Offering upon closing, payable in cash and or Common Share Units or a combination thereof at the option of the Agent.  In addition, the Agent will receive Agent’s options (the “Agent’s Options”) representing 15 percent of the aggregate FT Units and Common Share Units sold pursuant to the Brokered Offering.  Each Agent’s Option is exercisable at a price of $0.20 per unit (an “Agent’s Unit”) for two years.  Each Agent’s Unit will consist of one common share and one common share purchase warrant, each such purchase warrant entitling the Agent to acquire one additional common share of the company for a period of two years, at a price of $0.40 per share during the first year, and at a price of $0.80 during the second year.  The Company will also pay the Agent a Corporate Finance fee of $10,000 at Closing.

The private placement is subject to TSX Venture Exchange acceptance. All securities issued pursuant to the Brokered Offering will be subject to a four month hold period from the date of closing.

The proceeds from the flow-through portion of the financing will be used on the Nor uranium enriched iron/oxide/copper/gold (IOCG) property. The property is located on the east side of the Richardson Mountains, 65km east of the Dempster Highway, north of Dawson City, Yukon Territory. The Company plans to carry out an extensive exploration program on the Nor Property target covering an area of 10km x 3km. The planned work program includes an airborne magnetic, soil geochem, gravity, induced polarization (IP) surveys and radiometrics. Proceeds from the non flow- through portion of the financing will be used for working capital and general exploration.

For more information on the Nor Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

________________________

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720– 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.